a2a
energie in comune

RECEIVED

FILE NO. 82-4911

[redacted]

08000601

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

January 31, 2008

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Very truly yours,

Maria Angela Nardone

Encl.

A2A SpA
Sede legale:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese MI 11957540153
Numero REA 1512841

info@a2a.eu
www.a2a.eu

FILE NO. 82-4911

a2a
energie in comune

PRESS RELEASE

A2A RISES TO 20% OF THE SHARE CAPITAL OF EDIPOWER

Milan, 31 January 2008 - As already announced, n. 28,826,000 Edipower shares were transferred today to A2A S.p.A. by Unicredit S.p.A., equal to 2% of the share capital, representing the last *tranche* of shares subject to the put and call options exercised last July 2007 and in the agreements signed in 2002 and 2003 between Aem S.p.A. and Edipower's financial partners Unicredit S.p.A., Interbanca S.p.A. and Albojo (100% The Royal Bank of Scotland).

Following this, A2A S.p.A. rises to 20% of the share capital of Edipower.

For further information:
Communication and External Relations
Press Office
Tel. (39) 027720.4582 - ufficiostampa@a2a.eu
Investor Relations
Tel. (39) 027720.3879 - ir@a2a.eu
www.a2a.eu

END